SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20
PUBLICLY HELD COMPANY
CVM Registration No.1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED EIGHTY-FIRST
EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, state of Paraná. 2. DATE AND TIME: January 28, 2011 – 2:30 p.m. 3. CALL NOTICE: Call notice was published in the Official Gazette of the State of Paraná and in the newspapers Gazeta do Povo (of the State of Paraná) and Diário Comércio, Indústria & Serviços (of the State of São Paulo). 4. ATTENDANCE: Fifty-nine point zero five percent (59.05%) of the voting capital, in accordance with Shareholder Attendance Book No. 3, page 48. 5. PRESIDING BOARD: Ivan Lelis Bonilha - Chairman; Lindolfo Zimmer – Company CEO and Executive Secretary of the Board of Directors; Marlos Gaio – Secretary.
6. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

ITEM 1 – The following executives were elected by appointment of the majority shareholder to compose the Company’s Board of Directors and fulfill the 2009-2011 term of office, as replacement for Messrs. Léo de Almeida Neves, Raul Munhoz Neto, Sylvio Sebastiani, Rogério de Paula Quadros, and Ms. Laurita Costa Rosa: Mr. Mauricio Schulman - Chairman; Mr. Lindolfo Zimmer – Executive Secretary; Mr. Paulo Procopiak de Aguiar; Mr. José Richa Filho; and Mr. Ivan Lelis Bonilha.
ITEM 2 – The following executives were elected by appointment of the majority shareholder to compose the Company’s Fiscal Council, as replacement for Messrs. Osmar Alfredo Kohler, Heron Arzua, Ney Amilton Caldas Ferreira, Moacir José Soares, Maurílio Leopoldo Schmitt and Serafim Charneski: a) as sitting members: Mr. Joaquim Antonio Guimarães de Oliveira Portes; and Mr. Luiz Eduardo da Veiga Sebastiani; one position shall remain unoccupied until the next Shareholders’ Meeting is held; and b) as respective alternates: Mr. Osni Ristow; Mr. Sergio Roberto Zonatto; and Mr. Roberto Brunner.

7. SIGNATURES: IVAN LELIS BONILHA, Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; LINDOLFO ZIMMER, Company CEO and Executive Secretary of the Board of Directors; CHRISTIANO MARQUES DE GODOY, THE MCGRAW HILL RETIREMENT P C I TRUST; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; CANADA PENSION PLAN INVESTMENT; NORGES BANK; MARLOS GAIO, Secretary. ----------------------------------

The full text of the Minutes of the 181th Extraordinary Shareholders Meeting was recorded on pages 050 to 052 of Book 10 of Companhia Paranaense de Energia - Copel, registered at the Commercial Registry of the State of Paraná under No. 08/167840-1 on July 16, 2008.

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 28, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.